PE 01/15/2013



13000613

NO ACT

Received SEC

JAN 30 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 1/30/13

Edmund DiSanto
American Tower Corporation
ed.disanto@americantower.com

Re: American Tower Corporation
Incoming letter dated January 15, 2013

Dear Mr. DiSanto:

This is in response to your letters dated January 15, 2013 and January 25, 2013 concerning the shareholder proposal submitted to American Tower by John Chevedden. We have also received letters from the proponent dated January 17, 2013 and January 29, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 30, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Tower Corporation
Incoming letter dated January 15, 2013

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that American Tower may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by American Tower to approve an amendment to American Tower's bylaws to permit a shareholder (or group of shareholders) who beneficially owns at least an aggregate of 25% of the outstanding common stock of American Tower, and who has held that amount as a net long position continuously for at least one year, to cause American Tower to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by American Tower directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if American Tower omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 29, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
American Tower Corporation (AMT)
Special Shareowner Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

The company January 25, 2013 letter implicitly states that the company will withdraw its contingency piecemeal proposal if the rule 14a-8 proposal should become ineligible for any reason.

The contingency company proposal is a weak shadow of the rule 14a-8 proposal. It replaces a 10% threshold with a 40% equivalent threshold via its 25% long requirement.

Raymond Dolan, chairman of the corporate governance committee, should be disqualified from any board committee service for taking such an irresponsible action in terms of shareholder rights. Sonus Networks, Inc. (SONS), where Mr. Dolan is CEO, does not seem to be initiating any proposal whatsoever on this topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>



AMERICAN TOWER®
CORPORATION

January 25, 2013

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 (the "***Exchange Act***") -
Omission of Stockholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

American Tower Corporation (the "***Company***") is writing in response to Mr. Chevedden's letter dated January 17, 2013, a copy of which is attached as Exhibit A. Mr. Chevedden's letter responds to the Company's no-action request letter dated January 15, 2013, which relates to the stockholder proposal and supporting statement submitted by Mr. Chevedden on December 16, 2012 (the "***Stockholder Proposal***") for inclusion in the Company's proxy statement and form of proxy (the "***2013 Proxy Materials***") for its 2013 Annual Meeting of Stockholders (the "***2013 Annual Meeting***").

The Company is writing to clear up any confusion caused by the proponent's letter. The Company's no action request is based on the position of the staff of the Division of Corporation Finance (the "***Staff***") that the Stockholder Proposal is excludable under Rule 14a-8(i)(9) of the Exchange Act where the Company will submit a proposal covering the same subject matter, as is the case here – the ownership threshold for stockholders to call a special meeting of stockholders – that presents an alternative and conflicting decision for stockholders.

The Company intends to submit a management proposal to be presented at the Company's 2013 Annual Meeting that will ask its stockholders to approve an amendment to the Company's Amended and Restated By-Laws to permit a stockholder (or group of stockholders) who beneficially owns at least an aggregate of twenty-five percent (25%) of the outstanding common stock of the Company, and who has held that amount as a net long position continuously for at least one year, to cause the Company to call a special meeting of stockholders.

Accordingly, the Company respectfully reiterates its request that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(9).

116 Huntington Avenue, 11th Floor • Boston, MA 02116 • 617.375.7500 Office • 617.375.7575 Fax • www.americantower.com

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (617) 375-7500 or by email at ed.disanto@americantower.com.

Please send any email correspondence to Mneesha O. Nahata, Vice President, Corporate Legal at mneesha.nahata@americantower.com.

Very truly yours,



Edmund DiSanto
Executive Vice President, Chief
Administrative Officer, General Counsel
and Secretary

cc: Mr. John Chevedden
Mary Alcock, Esq.
Cleary Gottlieb Steen & Hamilton LLP

EXHIBIT A

See Attached

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
American Tower Corporation (AMT)
Special Shareowner Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

The tentative piecemeal company proposal will never be a proposal that stands on its own. If it gets board approval it will be a contingency proposal, a lower species of a proposal. If it gets board approval it will be on life-support only as long as no other reason beyond (i)(9) might pop up to exclude this rule 14a-8 proposal.

The company will not agree to refrain from seeking another reason to exclude this proposal in addition to (i)(9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
American Tower Corporation (AMT)
Special Shareowner Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

The tentative piecemeal company proposal will never be a proposal that stands on its own. If it gets board approval it will be a contingency proposal, a lower species of a proposal. If it gets board approval it will be on life-support only as long as no other reason beyond (i)(9) might pop up to exclude this rule 14a-8 proposal.

The company will not agree to refrain from seeking another reason to exclude this proposal in addition to (i)(9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>



AMERICAN TOWER®
CORPORATION

January 15, 2013

Via Overnight Delivery
Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 (the "***Exchange Act***") - Omission of Stockholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

American Tower Corporation ("***American Tower***" or the "***Company***") has received a stockholder proposal (the "***Stockholder Proposal***") from Mr. John Chevedden (the "***Proponent***") for inclusion in the Company's proxy statement and form of proxy (the "***2013 Proxy Materials***") for its 2013 Annual Meeting of Stockholders (the "***2013 Annual Meeting***"). American Tower intends to omit the Stockholder Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) of the Exchange Act. American Tower respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "***Staff***") that no enforcement action will be recommended if the Company omits the Stockholder Proposal from the 2013 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- filed this letter with the Securities and Exchange Commission (the "***Commission***") no later than eighty (80) calendar days before April 5, 2013, the date the Company intends to file its definitive 2013 Proxy Materials with the Commission;
- enclosed herewith six copies of this letter and its attachments; and
- concurrently sent a copy of this correspondence to the Proponent.

By copy of this letter, American Tower notifies the Proponent of the Company's intention to omit the Stockholder Proposal from the 2013 Proxy Materials. American Tower agrees to promptly forward to the Proponent any Staff response to American Tower's no-action request that the Staff transmits to American Tower.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2008). American Tower is e-mailing this letter, including the Stockholder Proposal and supporting statement, as well as any related correspondence from the Proponent, attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

A copy of the Stockholder Proposal, supporting statement and related correspondence is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the resolution contained in the Stockholder Proposal is set forth as follows:

116 Huntington Avenue, 11th Floor • Boston, MA 02116 • 617.375.7500 Office • 617.375.7575 Fax • www.americantower.com

"Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

BASIS FOR EXCLUSION

The Company believes that the Stockholder Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Stockholder Proposal directly conflicts with a proposal to be submitted by the Company in the 2013 Proxy Materials.

BACKGROUND

The Stockholder Proposal requests that the Company's Board of Directors (the "***Board***") take steps unilaterally to amend the Company's Amended and Restated By-Laws ("***By-Laws***") to give holders of 10% of the Company's outstanding common stock the power to call a special stockholder meeting.

Currently, the Company's By-Laws provide that a special meeting of stockholders shall be called "whenever stockholders owning a majority of the capital stock issued, outstanding and entitled to vote so request in writing." On January 10, 2013, the Company's Nominating and Corporate Governance Committee of the Board of Directors recommended that a management proposal be presented at the Company's 2013 Annual Meeting that will ask its stockholders to approve an amendment to the Company's By-Laws to permit a stockholder (or group of stockholders) who beneficially owns at least an aggregate of twenty-five percent (25%) of the outstanding common stock of the Company, and who has held that amount as a net long position continuously for at least one year, to cause the Company to call a special meeting of stockholders (the "***Company Proposal***").

ANALYSIS

The Stockholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal to be submitted at the 2013 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. For example, the Staff recently granted a no-action letter to The Coca-Cola Company dated December 21, 2012 on very similar grounds. Coca-Cola received a stockholder proposal asking the board to implement a 10% ownership threshold for the power of stockholders to call a special meeting. Coca-Cola advised the Staff that it intended to submit to stockholders a proposal with a 25% net long position ownership threshold. Coca-Cola asserted that its proposal and the stockholder's proposal directly conflicted, and as a result, it was appropriate for Coca-Cola to exclude the stockholder's proposal pursuant to Exchange Act Rule 14a-8(i)(9).

Similarly, also on December 21, 2012, the Staff granted a no-action letter to Alcoa Inc. concurring with the exclusion of a stockholder proposal that would have enabled stockholders holding at least 10% of Alcoa's common stock to call a special meeting. Alcoa represented that its proposal to amend the company's by-laws would permit stockholders holding, in the aggregate, 25% of the outstanding shares of Alcoa's common stock as a net long position continuously for at least one year to call a special meeting. The Staff noted that Alcoa indicated that the management proposal directly conflicted with the stockholder proposal and that the proposals would present alternative and conflicting decisions for stockholders, thereby creating the potential for inconsistent and ambiguous results.

There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in the exclusion of a proposal pursuant to Rule 14a-8(i)(9), including: Harris Corporation (July 20, 2012); Equinix, Inc. (March 27, 2012); Cognizant Technology Solutions Corporation (March 15, 2012); Biogen Idec Inc. (March 13, 2012); Omnicom Group Inc. (February 27, 2012); Devon Energy Corporation (February 21, 2012); McDonald's Corporation (February 1, 2012); Flowserve Corporation (January 31, 2012); The Dun & Bradstreet Corporation (January 31, 2012); The Wendy's Company (January 31, 2012); Cummins Inc. (January 24, 2012); Hospira, Inc. (January 20, 2012); eBay Inc. (January 13, 2012); Fluor Corporation (January 11, 2012); and Praxair, Inc. (January 11, 2012).

As in the no-action letters cited above, the Company Proposal and the Stockholder Proposal directly conflict with each other, and inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders. Specifically, the Company Proposal would request stockholders desiring to cause the Company to call a special meeting to have continuously owned for at least one year an aggregate net long position of at least 25% of the outstanding shares of the Company's common stock, while the Stockholder Proposal would have a 10% ownership threshold. Submitting both proposals to stockholders at the 2013 Annual Meeting would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Accordingly, based on the foregoing, the Company believes that the Stockholder Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(9).

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (617) 375-7500 or by email at ed.disanto@americantower.com.

Please send any email correspondence to Mneesha O. Nahata, Vice President, Corporate Legal at mneesha.nahata@americantower.com.

Very truly yours,



Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc: Mr. John Chevedden
Mary Alcock, Esq.
Cleary Gottlieb Steen & Hamilton LLP

EXHIBIT A

See Attached

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James D. Taiclet
Chairman of the Board
American Tower Corporation (AMT)
116 Huntington Ave 11th Fl
Boston MA 02116

Dear Mr. Taiclet,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Edmund DiSanto <edmund.disanto@americantower.com>
Corporate Secretary
PH: 617-585-7738
PH: 617 375-7500
Fax: 617 375-7575
Mneesha Nahata <Mneesha.Nahata@AmericanTower.com>

[AMT: Rule 14a-8 Proposal, December 16, 2012]
4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $13 million for James Taiclet. Mr. Taiclet received $6 million equity consisting of stock options and restricted stock units, both of which simply vest over time without job performance requirements. Time-vesting equity was the only long-term incentive given to our highest paid executives.

Mr. Taiclet also gained $8 million on the exercise of options and nearly $2 million value on the vesting of shares of restricted stock in on year. Equity given as long-term incentive pay should include job performance requirements and market-priced stock options could pay off due to a rising market alone, regardless of an executive's performance. Additionally, 50% of annual incentive pay was based on a subjective evaluation of job performance.

Please vote to protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


AMERICAN TOWER®
CORPORATION

December 20, 2012

VIA EMAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing about your fax dated December 16, 2012, addressed to James D. Taiclet, Chairman of the Board of American Tower Corporation (the "***Company***"), regarding a shareholder proposal captioned "Special Shareowner Meeting Right."

Before the Company can process your shareholder proposal, you need to remedy a deficiency so that your proposal satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- either:
  - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement; and
- a written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting.

The Company has not received verification of your ownership of Company shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the 617-375-7500. Thank you.

Very truly yours,



Mneesha O. Nahata
Vice President, Corporate Legal

Enclosure

240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Post-it® Fax Note 7671	Date 12-26-12	# of pages ▸
To Mneesha Nahata	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 617-375-7575	Fax #	

December 20, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 100 shares of American Tower REIT Com., (AMT) CUSIP #03027X100 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



December 20, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: American Tower REIT Com., (AMT) (Shareholder Resolution) CUSIP #03027X100 Account *** FISMA & OMB Memorandum M-07-16 *** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 13,059 shares of American Tower REIT Com., (AMT) CUSIP #03027X100. The above account has continuously held at least 100 shares of AMT common stock since at least October 1, 2011.

Sincerely,



Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust